SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

Federal-Mogul Corporation

(Exact name of registrant as specified in its charter)

Delaware	20-8350090
(State of Incorporation or Organization)	(I.R.S. Employer Identification Number)

26555 Northwestern Highway, Southfield, Michigan	48033
(Address of Principal Executive Offices)	(Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☒	If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☐

Securities Act registration statement file number to which this form relates: (if applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered
Common Stock	The NASDAQ Stock Market LLC

Securities to be registered pursuant to Section 12(g) of the Act: None

(Title of Class)

Item 1.	Description of the Registrant’s Securities to be Registered.

Preliminary Note

This registration statement registers under Section 12(b) of the Securities Exchange Act of 1934 the shares of Common Stock, par value $0.01 per share (the “Common Stock”), of Federal-Mogul Corporation, a Delaware corporation (the “Company”), which is sometimes also referred to in this registration statement as “we,” “us” and “our.”

The following is a summary only and is qualified in its entirety by reference to our second amended and restated certificate of incorporation set forth in Exhibit 3.1 (“Charter”) and our second amended and restated by-laws set forth in Exhibit 3.2 (“By-laws”). The Charter, as amended, eliminates all references to the Company’s Class B Common Stock and reclassifies the Company’s Class A Common Stock as the Sole Class of Common Stock.

Authorized Capital Stock

We have authority to issue a total of (i) 450,100,000 shares of common stock, 100,500,000 of which are outstanding (“Common Stock”) and (ii) 90,000,000 shares of preferred stock, par value $0.01 per share, none of which is outstanding (“Preferred Stock”). The rights, preferences and privileges of holders of shares of our Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock that we may designate and issue in the future without stockholder approval. See “Blank Check Preferred Stock” below.

Common Stock

Voting Rights. The holders of our Common Stock vote as a single class on all matters submitted to a vote of the stockholders to which the holders of Common Stock are entitled to vote. Except as may be provided in our Charter, or as may be required by applicable law, the holders of our Common Stock have the exclusive right to vote for the election of directors and for all other purposes.

Dividend Rights. Each share of our Common Stock has the right to participate ratably in dividends and other distributions (including distributions upon liquidation, dissolution or other winding up of the Company), payable in cash, stock or otherwise, subject to any preferential right, of any then outstanding shares of Preferred Stock.

Liquidation Preference. Upon any dissolution or liquidation of the Company, the holders of the Common Stock are entitled to receive, on a pro rata basis based on the number of shares held, all assets of the Company available for distribution to stockholders, subject to any preferential rights of any then outstanding shares of Preferred Stock.

Other Rights. Holders of our Common Stock do not have pre-emptive, subscription or redemption rights.

Blank Check Preferred Stock

Our board of directors is authorized to create and issue from time to time, without stockholder approval, up to an aggregate of 90,000,000 shares of Preferred Stock in one or more series and to fix or alter the designation, powers, preferences and rights and any qualifications, limitations or restrictions of the shares of each series, including the following:

•	the number of shares constituting any series,

•	voting rights,

•	dividend rights,

•	dividend rates,

•	rights and terms of redemption (including retirement or sinking fund provisions),

•	liquidation preferences,

•	conversion rights,

•

limitations on the payment of dividends or the making of other distributions on, and on the purchase, redemption or other acquisition by the Company of, the Common Stock or any other class stock of the Company ranking junior to the shares of such series,

•

restrictions on the creation of indebtedness of the Company or on the issuance of any additional stock ranking on a parity with or prior to the shares of such series as to dividends or liquidation rights, and

•	any other preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof.

We may issue our Preferred Stock in ways that may affect the voting and other rights of the holders of our Common Stock. The issuance of our Preferred Stock with voting and conversion rights also may adversely affect the voting power of the holders of our Common Stock, including the loss of voting control to others.

Corporate Governance

Size of Board; Election of Directors. The number of directors shall be a number not less than three, shall be determined from time to time solely by resolution adopted by the affirmative vote of a majority of the directors, and shall initially be nine. The directors shall be elected at the annual meeting of stockholders in accordance with the provisions of the By-laws, except as provided in the By-laws, and each director elected shall hold office until his or her successor is elected and qualified, or until his or her earlier resignation or removal.

The Company shall not adopt or approve the classification of directors of the Corporation for staggered terms pursuant to Section 141(d) of the Delaware General Corporation Law (the “DGCL”), other than by an amendment to the Charter adopted by the stockholders.

Removal of Directors. Subject to the rights of the holders of any series of Preferred Stock, all or any number of the directors may be removed, with or without cause, by the affirmative vote of the holders of the majority of the Common Stock then outstanding.

Special Meetings of Stockholders. Special meetings of our stockholders may be called at any time by the chairman of our board of directors or by our president or at the request in writing of (i) a majority of our board of directors, or (ii) the holders of at least 10% of the outstanding shares of Common Stock.

Written Consent of Stockholders. Any action required or permitted to be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote on such action were present and voted.

Amendment of By-laws. The By-laws may be amended by (1) the board of directors or (2) the stockholders, upon the affirmative vote of the holders of the majority of the shares entitled to vote thereon.

Anti-takeover Effects of Provisions of the Delaware Corporate Law and Provisions to Be Included In Our Charter and By-laws

The DGCL contains, and our Charter and By-laws contain, a number of provisions which may have the effect of discouraging transactions that involve an actual or threatened change of control of the Company. In addition, provisions of our Charter and By-laws may be deemed to have anti-takeover effects and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in his, her or its best interest, including those attempts that might result in a premium over the market price of the shares held by our stockholders. Section 203 of the DGCL prohibits transactions with certain interested stockholders; however, the Company has expressly elected not to be governed by Section 203 of the DGCL.

Our Charter and By-laws provide for the following, which, in each case, may have the effect of discouraging transactions that involve an actual or threatened change of control of the Company:

Vacancies. Except as otherwise provided by law, any vacancy on the board of directors may be filled by a vote of a majority of the directors then in office, whether or not constituting a quorum. Any director so chosen will hold office until the next annual election and until his or her successor is duly elected and qualified, or until his or her earlier resignation or removal. If there are no directors in office, then an election of directors will be held in the manner provided by the DGCL or the Charter within 45 days after the creation of such vacancy. If, at the time of filling any vacancy or newly created directorship, the directors then in office constitute less than a majority of the whole board of directors (as constituted immediately prior to any such increase), the Court of Chancery may, upon application of any stockholder or stockholders holding at least 10% of the total number of the shares at the time outstanding having the right to vote for directors of the same class as the director who had occupied such vacant position, summarily order an election to be held to fill any such vacancies or newly created directorships, or to replace the directors chosen by the directors then in office.

Stockholder Meetings. The first meeting of stockholders for the election of directors shall not occur prior to December 27, 2008, the first anniversary of the Effective Date. As used herein, the “Effective Date” means December 27, 2007, which was the effective date of the Fourth Amended Joint Plan of Reorganization for Federal-Mogul Corporation and Its Affiliated Debtors and Debtors-In-Possession (as Modified), filed in the bankruptcy proceedings of Federal-Mogul Corporation, a Michigan corporation, and certain of its subsidiaries in the United States Bankruptcy Court for the District of Delaware.

Advance Notice Requirement. Stockholders must provide timely notice when seeking to bring business before an annual meeting of stockholders.

To be timely, a stockholder’s notice must be received at our principal executive offices:

•	not less than 90 days nor more than 120 days prior to the anniversary of the prior year’s annual meeting, or

•

if the annual meeting is called for a date that is more than 30 days before or 30 days after the anniversary date of the prior year’s annual meeting, not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 20th day following the day on which the public announcement of the date of the annual meeting is first made, or

•	if no annual meeting was held in the previous year, not later than the 20th day following the day on which public announcement of the date of such meeting was first made.

Our By-laws also specify requirements as to the form and content of the stockholder’s notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

Amendment of Charter. Under Section 242 of the DGCL, the Charter may be amended, after such amendment is approved by the board of directors for submission to the stockholders, by the holders of a majority of the outstanding stock, and a majority of the outstanding stock of each class entitled to vote on any such amendment as a class under Section 242 of the DGCL; provided that the provisions of the Charter described above under “— Removal of Directors” and “— Stockholder Meetings” may not be amended prior to December 27, 2008, the first anniversary of the Effective Date, without the consent or approval of at least 90% of the Common Stock then outstanding.

Issuance of Blank Check Preferred Stock. Our board of directors is authorized to issue, without further action by the stockholders, up to 90,000,000 shares of Preferred Stock with rights and preferences, designated from time to time by the board of directors as described above under “Blank Check Preferred Stock.” The existence of authorized but unissued shares of Preferred Stock may enable our board of directors to render more difficult or to discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise. Notwithstanding the ability of the board of directors to authorize the issuance of Preferred Stock, the board of directors may not, other than by an amendment to the Charter approved by the stockholders, adopt or approve any “rights plan,” “poison pill” or other similar plan, agreement or device designed to prevent or make more difficult a hostile takeover of the Company by increasing the cost to a potential acquirer of such a takeover either through the issuance of new rights, shares of common stock or preferred stock or any other security or device that may be issued to stockholders other than all stockholders that carry severe redemption provisions, favorable purchase provisions or otherwise.

Registration Rights Agreement

On December 27, 2007, the Company, Thornwood and the Federal-Mogul Asbestos Personal Injury Trust entered into a Registration Rights Agreement, dated as of December 27, 2007 (the “Registration Rights Agreement”). The Registration Rights Agreement may require the Company to register certain securities in accordance with the terms and conditions set forth in the Registration Rights Agreement.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as Exhibit 4.1 to this registration statement and is incorporated herein by reference.

Transfer Agent and Registrar

The transfer agent and registrar for our Common Stock is Mellon Investor Services LLC.

Item 2.	Exhibits.

Exhibit No.	Description

3.1*	Second Amended and Restated Certificate of Incorporation of the Company.

3.2*	Second Amended and Restated By-laws of the Company.

4.1	Registration Rights Agreement, dated as of December 27, 2007, by and among the Company, Thornwood Associates Limited Partnership and the Federal-Mogul Asbestos Personal Injury Trust (incorporated by reference to Exhibit 4.5 to the Company’s Current Report on Form 8-K filed on January 3, 2008).

*	Filed herewith

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

FEDERAL-MOGUL CORPORATION,
a Delaware corporation

Date: July 28, 2008	By:	/s/ Robert L. Katz
		Name:	Robert L. Katz
		Title:	Senior Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit No.	Description

3.1*	Second Amended and Restated Certificate of Incorporation of the Company.

3.2*	Second Amended and Restated By-laws of the Company.

4.1	Registration Rights Agreement, dated as of December 27, 2007, by and among the Company, Thornwood Associates Limited Partnership and the Federal-Mogul Asbestos Personal Injury Trust (incorporated by reference to Exhibit 4.5 to the Company’s Current Report on Form 8-K filed on January 3, 2008).

*  Filed herewith